PRUDENTIAL MYROCKSM ADVISOR VARIABLE ANNUITY

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Supplement dated July 1, 2020
to Prospectuses dated April 27, 2020

This Supplement should be read in conjunction with the current Prospectus for your Annuity and should be retained for future reference. This Supplement is intended to update certain information in the Prospectus for the variable annuity you own and is not intended to be a prospectus or offer for any other variable annuity that you do not own. Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Prospectuses and Statements of Additional Information.
This Supplement contains information about changes to the PSF SP International Growth Portfolio - Class I and the Vanguard Variable Insurance Diversified Value Portfolio. These changes are effective August 17, 2020 and May 1, 2020, respectively. If you would like another copy of the current Annuity Prospectus, please call us at 1-888-PRU-2888.
PSF SP International Growth Portfolio – Class I
Effective on or about August 17, 2020, the following changes will be made to the Prospectus:

•	the PSF SP International Growth Portfolio – Class I will be closed to new and additional investments.

•	The list titled "VARIABLE INVESTMENT OPTIONS" at the beginning of the Prospectus will be amended to remove the PSF SP International Growth Portfolio - Class I as a Variable Investment Option.

•	All references to the PSF SP International Growth Portfolio - Class I will be removed from the Prospectus.
Vanguard Variable Insurance Fund Diversified Value Portfolio
The table captioned “Underlying Portfolio Annual Expenses for Portfolios if the Defined Benefit is Not Elected” in the “Summary of Contract Fees and Charges” section of the Prospectus is revised as follows with respect to the Portfolios shown below:

UNDERLYING PORTFOLIO ANNUAL EXPENSES FOR PORTFOLIOS IF THE DEFINED BENEFIT IS NOT ELECTED
(as a percentage of the daily net assets of the underlying Portfolios)

FUNDS	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
Vanguard Variable Insurance Fund Diversified Value Portfolio[1,2]	0.27%	0.01%	0.00%	0.00%	0.00%	0.00%	0.28%	0.00%	0.28%
1 We assess an additional charge (Fund Access Charge) for allocations to the Sub-account investing in this underlying Portfolio.

2	The expense information shown in the table has been restated to reflect current fees.

"Glossary of Terms"
The definition of Benefit Year has been restated to the following:
Benefit Year: The first Benefit Year begins on the Benefit Effective Date of the Defined Income Benefit or the Dynamic Income Benefit and continues through and includes the day immediately preceding the first anniversary of the Benefit Effective Date. Subsequent Benefit Years begin on the anniversary of the Benefit Effective Date and continue through and include the day immediately preceding the next anniversary of the Benefit Effective Date. For tax qualified contracts with the Defined Income Benefit or the Dynamic Income Benefit, once the first Lifetime Withdrawal or Income Withdrawal, as applicable, has been taken, the next Benefit Year will begin on the first Valuation Day of the following calendar year. Each subsequent Benefit Year will then correspond to the calendar year. For nonqualified contracts with the Defined Income Benefit, once the first Lifetime Withdrawal or Income Withdrawal, as applicable, has been taken, the next Benefit Year begins on the date the next Annuity Year begins. Each subsequent Benefit Year will then correspond to the Annuity Year.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

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